UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RADISYS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

750459109
(CUSIP Number of Class of Securities of Underlying Common Stock)

Julia A. Harper
Chief Financial Officer, Vice President of Finance and Administration and Secretary
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, Oregon 97124
(503) 615-1100
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:
Daniel W. Rabun
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201

	CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee*
$43,241,974		$3,498.28

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 809,722 shares of common stock of RadiSys Corporation having an aggregate value of $43,241,974 as of July 30, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,498.28	Filing party: RadiSys Corporation
Form or Registration No.: Schedule TO	Date filed: July 31, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 31, 2003, relating to an offer by RadiSys Corporation (“RadiSys” or the “Company”) to exchange options to purchase an aggregate of 809,722 shares of the Company’s common stock, no par value, whether vested or unvested, that have been granted under the RadiSys Corporation 1995 Stock Incentive Plan or the RadiSys Corporation 2001 Nonqualified Stock Option Plan with an exercise price of $20.00 per share or higher.

     This Amendment No. 2 reflects amendments that were made to pages 13, 14, 17 and 30 of the Stock Option Exchange Program Tender Offer Statement (the “Offer to Exchange”) filed as Exhibit (a)(1)(A) to the Schedule TO. Two additional exhibits, consisting of (1) a Form of Notice to eligible RadiSys employees of an Amendment to the Stock Option Exchange Program Tender Offer Statement and (2) Amended Web Site Election and Confirmation Forms, are attached hereto as Exhibits (a)(1)(P) and (a)(1)(Q), respectively.

     Section 3 on page 13 of the Offer to Exchange is hereby amended to insert the following after the sentence stating that we will continue to evaluate the composition of our Board of Directors: “RadiSys anticipates there may be a change in its Board of Directors in the near future. One of its current directors must resign on or before the date of our next annual meeting of stockholders, which is scheduled for May 2004, as a result of the Company’s mandatory retirement policy for directors at age 70. Another director has indicated he may potentially submit his resignation as a result of personal reasons. The Company has recently added a new board member, Kevin C. Melia, in anticipation of these changes, and it is likely that an additional replacement board member will be selected and added this year. Other than these expected activities, the Company has no specific pending changes to the membership of its Board of Directors.” Also, page 14 of the Offer to Exchange is hereby amended to remove the following sentence: “We anticipate changes in our Board of Directors over the next six months.”

     The first paragraph of Section 6 on page 17 of the Offer to Exchange is hereby amended to delete the fourth and fifth sentences and replace them with the following: “For purposes of the offer to exchange, we will be deemed to have accepted eligible options for exchange that are validly tendered and are not properly withdrawn as of the time when we give written notice to the option holders generally, or individually, of our acceptance for exchange of the eligible options. This notice may be made by press release, e-mail or other method of written or electronic communication.” Also, the third paragraph of Section 6 on page 17 of the Offer to Exchange is hereby amended by restating the last sentence as follows: “Promptly after the Expiration Date, Mellon will send each tendering option holder written or electronic notification as to whether we have accepted your tendered eligible options for exchange, and if so accepted, that we will issue to you the new options in accordance with and subject to the terms and conditions of the offer to exchange.”

     Section 18 on page 30 of the Offer to Exchange is hereby amended to include additional summary financial information as follows:

Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Three months ended March 31,	Years Ended December 31,

	2003	2002	2001

Income (loss) before taxes and discontinued
operations (a)	$442	$(4,481)	$(59,989)

Fixed charges:
Interest expense (b)(c)	1,209	5,625	6,101
Rentals:
Buildings, net of sublease income -
14%(d)	82	377	719

Office and other equipment - 14%(d) .	4	39	41

Total fixed charges	$1,295	$6,041	$6,861

Income (loss) before taxes and discontinued
operations, plus fixed charges	$1,737	$1,560	$(53,128)

Ratio of earnings to fixed charges	1.3X	(e)	(e)

(a)	Included in the income (loss) before taxes and discontinued operations was a gain on repurchase of convertible subordinated notes of $825 thousand and $3.0 million for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. The Company did not repurchase convertible subordinated notes in 2001.

(b)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.

(c)	In January 2003, the Company’s Board of Directors authorized the repurchase, in the open market or through privately negotiated transactions, of up to $20.0 million of the Company’s 5.5% convertible subordinated notes. In February 2003, the Company repurchased $10.3 million of convertible subordinated notes. If the Company elects to repurchase its convertible subordinated notes in the open market, interest expense from convertible subordinated notes will decrease.

(d)	Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.

(e)	The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2002 and 2001. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $4.5 million and $60.0 million for the years ended December 31, 2002 and 2001, respectively.

     Section 19 on page 30 of the Offer to exchange is hereby amended to remove the following sentence: “The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.”

Item 12. Exhibits.

     Item 12 of the Tender Offer Statement on Schedule TO is hereby amended to add a reference to Exhibits (a)(1)(P) and (a)(1)(Q) which are filed herewith as follows:

(a)(1)(A)	*	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)	*	Stock Option Exchange Program Overview.
(C)	*	Stock Option Exchange Program Frequently Asked Questions.
(D)	*	Web Site Election and Confirmation Forms.
(E)	*	Hard Copy Election Agreement.
(F)	*	RadiSys Human Resources Department presentation materials.
(G)	*	Email from Glenn Splieth dated July 31, 2003.
(H)	*	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)	*	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)	*	PIN Email for Eligible Employees.
(K)	*	Stock Option Exchange Program Significant Events Calendar.
(L)	*	Form of Option Exchange Reminder Emails.
(M)	*	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)	*	Form of Notice of No Election.
(O)	**	Memorandum to RadiSys Employees regarding the Information Meetings Calendar.
(P)		Form of Notice to eligible RadiSys employees of an Amendment to the Stock Option Exchange Program Tender Offer Statement.
(Q)		Amended Web Site Election and Confirmation Forms.
(b)		Not applicable.
(d)(1)	*	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)	*	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)	*	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)	*	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)		Not applicable.
(h)		Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 31, 2003.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on August 1, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

RADISYS CORPORATION

/s/ Julia A. Harper
Name: Julia A. Harper Title: Chief Financial Officer, Vice President of Finance and Administration andSecretary

Date: August 13, 2003

INDEX TO EXHIBITS

(a)(1)(A)	*	Stock Option Exchange Program Tender Offer Statement, dated July 31, 2003.
(B)	*	Stock Option Exchange Program Overview.
(C)	*	Stock Option Exchange Program Frequently Asked Questions.
(D)	*	Web Site Election and Confirmation Forms.
(E)	*	Hard Copy Election Agreement.
(F)	*	RadiSys Human Resources Department presentation materials.
(G)	*	Email from Glenn Splieth dated July 31, 2003.
(H)	*	Letter from Glenn Splieth to eligible RadiSys employees on leave of absence.
(I)	*	Letter from Glenn Splieth to eligible RadiSys employees in Japan.
(J)	*	PIN Email for Eligible Employees.
(K)	*	Stock Option Exchange Program Significant Events Calendar.
(L)	*	Form of Option Exchange Reminder Emails.
(M)	*	Form of Confirmation of Cancellation of Tendered Options and Commitment to Grant New Options.
(N)	*	Form of Notice of No Election.
(O)	**	Memorandum to RadiSys Employees regarding the Information Meetings Calendar.
(P)		Form of Notice to eligible RadiSys employees of an Amendment to the Stock Option Exchange Program Tender Offer Statement.
(Q)		Amended Web Site Election and Confirmation Forms.
(b)		Not applicable.
(d)(1)	*	RadiSys Corporation 1995 Stock Incentive Plan, as amended through May 13, 2003.
(2)	*	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended through May 13, 2003.
(3)	*	Form of stock option agreement for the RadiSys Corporation 1995 Stock Incentive Plan.
(4)	*	Form of stock option agreement for the RadiSys Corporation 2001 Nonqualified Stock Option Plan.
(g)		Not applicable.
(h)		Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 31, 2003.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on August 1, 2003.